Exhibit 99.10

CONFIDENTIAL MEMORANDUM OF UNDERSTANDING

May 8, 2018

This confidential memorandum of understanding (this “MOU”) is made and entered into between PeerStream, Inc. (f/k/a Snap Interactive, Inc.), a Delaware corporation (the “Company”), and Clifford Lerner, a director, officer, employee, and stockholder of the Company (“Mr. Lerner” or “Employee”).

WHEREAS, the Company has arranged for Mr. Lerner to sell 60,000 shares of the Company’s common stock to a third party investor pursuant to a stock purchase agreement, to be dated the date hereof, at a price of $5.00 per share (the “Purchase Agreement”); and

WHEREAS, in connection with Mr. Lerner’s entry into the Purchase Agreement, the parties desire to enter into this MOU.

NOW, THEREFORE, BE IT:

In consideration of the premises and the mutual promises herein made, and subject to and conditioned upon Mr. Lerner, the other seller, and the third party investor’s simultaneous entry into the Purchase Agreement, the Company and Mr. Lerner agree as follows:

1. Subject to the terms otherwise set forth herein, Mr. Lerner will resign as an officer and employee as soon as practicable after the date hereof and, simultaneously with such resignation, enter into a consulting agreement (the “Consulting Agreement”) on substantially the same terms as Mr. Lerner’s Employment Agreement, dated October 7, 2016, by and between the Company and Mr. Lerner (the “Lerner Employment Agreement”) that extends through October 2019 for a lump sum, up-front payment of $100,000, in which case his unvested restricted shares will continue to vest as scheduled, and the Company will, in order to assist Mr. Lerner in satisfying his tax withholding obligations with respect to such restricted shares that vest on the second anniversary of the closing date of the Company’s merger with AVM Software, Inc. (the “Merger”), withhold a number of restricted shares that would otherwise be acquired upon such vesting with a fair market value equal to the lesser of (a) Mr. Lerner’s tax withholding obligation with respect to the vesting shares and (b) $100,000, with the remaining amount of the tax withholding obligation, if any, payable by Mr. Lerner. For the avoidance of doubt, (i) nothing in this MOU shall obligate the Company to withhold any shares of restricted stock held by Mr. Lerner that vest upon the third anniversary date of the Merger or to assist Mr. Lerner with his tax obligations incurred in connection with the vesting of such restricted stock at that time, (ii) the Consulting Agreement will contain non-solicitation, non-disparagement, confidentiality, indemnification and termination for “cause” provisions (including, without limitation, the definition of “Cause” and the accelerated vesting obligations in connection with termination events) on substantially the same terms as the Lerner Employment Agreement and (iii) upon Mr. Lerner’s resignation, the Lerner Employment Agreement will be terminated and will have no further force nor effect, and the Company shall be under no obligation to make any further payments under the Lerner Employment Agreement.

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2. In connection with Mr. Lerner’s resignation, the Company will simultaneously waive its right to enforce the non-competition provisions set forth in Section 4(b) and Section 7(a) of the Lerner Employment Agreement in total, and Mr. Lerner will no longer be subject to this or any other non-competition provisions.

3. Effective as of the date of this MOU, Mr. Lerner will not sell any shares of the Company’s common stock publicly until the earliest of: (i) the date that the Company’s shares of common stock are listed for trading, and begin trading, on The NASDAQ Stock Market LLC, (ii) the opening of trading on the third business day following the filing of the Company’s Quarterly Report on Form 10-Q for the period ending June 30, 2018 (which the Company expects to be on or about August 15, 2018), or (iii) August 17, 2018 (such period, the “Restricted Period”). Notwithstanding the foregoing, Mr. Lerner is free to enter into a 10b5-1 plan during the Restricted Period, provided that no sales of the Company’s common stock may be consummated under such 10b5-1 plan until after the expiration of the Restricted Period.

4. The Consulting Agreement will include language subjecting Mr. Lerner to trading and sales volume limitations in accordance with (i) Rule 144(e) under the Securities Act of 1933, as amended, regardless of whether such Rule 144 is otherwise legally applicable, and (ii) the Company’s written insider trading policy in effect on the date hereof; provided that (a) the Rule 144(e) restriction and Mr. Lerner’s obligations to comply with the insider trading policy shall terminate 13 months following the date hereof, and (b) in no event shall Mr. Lerner, during the term of the Consulting Agreement, conduct any sales of the Company’s common stock at a price less than $4 per share.

5. In connection with Mr. Lerner’s resignation, the Company and Mr. Lerner will enter into an amendment to Mr. Lerner’s Registration Rights Agreement, dated October 7, 2016, by and between Mr. Lerner and the Company, to provide that Mr. Lerner may only exercise his demand registration rights in connection with a firm commitment underwritten offering. All other rights under the agreement will remain in full.

6. In consideration of the mutual promises contained in the MOU, Employee, on behalf of himself, his heirs, executors, successors and assigns (the “Employee Releasing Parties”), irrevocably and unconditionally releases, waives, and forever discharges the Company and all of its parents, divisions, subsidiaries, affiliates, joint venture partners, partners, and related companies, and their present and former agents, employees, officers, directors, attorneys, stockholders, plan fiduciaries, successors and assigns (collectively, the “Company Released Parties”), from any and all claims, demands, actions, causes of action, costs, fees, and all liability whatsoever, whether known or unknown, fixed or contingent, which the Employee Releasing Parties have, had, or may have against the Company Released Parties including those claims, demands, actions, causes of action, costs, fees and all liability relating to or arising out of his employment, his status as a stockholder of the Company, his service as a director, or any terms of the Lerner Employment Agreement, up to and including the date of this MOU. This release includes, without limitation, claims at law or equity or sounding in contract (express or implied) or tort, claims arising under any federal, state, or local laws of any jurisdiction that prohibit age, sex, race, national origin, color, creed, disability, religion, military status, family status, marital status, partnership status, domestic violence, stalking and sex offense victim status, arrest and conviction record, predisposing genetic characteristic, alienage or citizenship status, sexual orientation, or any other form of discrimination, harassment, or retaliation (including, without limitation, the Age Discrimination in Employment Act, the Americans with Disabilities Act, the ADA Amendments Act of 2008, Title VII of the 1964 Civil Rights Act, the Civil Rights Act of 1991, the Civil Rights Acts of 1866 and/or 1871, 42 U.S.C. Section 1981, the Rehabilitation Act, the Family and Medical Leave Act, the Fair Labor Standards Act anti-retaliation provisions, the Sarbanes-Oxley Act, the Employee Polygraph Protection Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Lilly Ledbetter Fair Pay Act, the Genetic Information Nondiscrimination Act, the New York Civil Rights Law, the New York City Human Rights Law, any federal, state, local or municipal whistleblower protection or anti-retaliation statute or ordinance, or any other federal, state, local, or municipal laws of any jurisdiction), claims arising under the Employee Retirement Income Security Act (except any employee benefits or employee participation rights as contained in the Lerner Employment Agreement), or any other statutory or common law claims related to or arising out of his employment, service as a director, or any terms of the Lerner Employment Agreement, up to and including the date of this MOU’s execution. Notwithstanding the foregoing, nothing in this release shall affect or impair: (i) any rights Employee may have to indemnification, including without limitation indemnification for attorneys’ fees, costs and/or expenses, pursuant to applicable law, statute, certificates of incorporation, by-laws of the Company or any of its affiliates, or the Lerner Employment Agreement; (ii) any of Employee’s rights arising under this MOU; or (iii) any rights that Employee has as a former employee under the Company’s employee benefit plans (other than any severance plan).

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7. In consideration of the mutual promises contained in the MOU, the Company, on behalf of itself and all of its parents, divisions, subsidiaries, affiliates, joint venture partners, partners, and related companies, and their present and former agents, employees, officers, directors, attorneys, stockholders, plan fiduciaries, successors and assigns (the “Company Releasing Parties”), irrevocably and unconditionally releases, waives, and forever discharges the Employee and all of his heirs, executors, successors and assigns (collectively, the “Employee Released Parties”), from any and all claims, demands, actions, causes of action, costs, fees, and all liability whatsoever, whether known or unknown, fixed or contingent, which the Company Releasing Parties have, had, or may have against the Employee Released Parties including those claims, demands, actions, causes of action, costs, fees and all liability relating to or arising out of Employee’s employment, his status as a stockholder of the Company, his service as a director, or any terms of the Lerner Employment Agreement, up to and including the date of this MOU. This release includes, without limitation, claims at law or equity or sounding in contract (express or implied) or tort, claims arising under any federal, state, or local laws of any jurisdiction, or any other statutory or common law claims related to or arising out of his employment or any terms of the Lerner Employment Agreement, up to and including the date of this MOU’s execution. Notwithstanding the foregoing, nothing in this release shall affect or impair any of the Company’s rights arising under the MOU.

8. The Parties understand and agree that this MOU shall not in any way be construed as an admission by either Party of any unlawful or wrongful acts whatsoever. Each Party specifically disclaims any liability to the other Party.

9. The Parties understand that it is their choice whether to enter into this MOU and that their decision to do so is voluntary and is made knowingly.

10. The Parties represent and acknowledge that in executing this MOU, they did not rely, have not relied, and expressly disavow reliance on any communications, statements, promises, inducements, or representation(s), oral or written, by any other Party, except as expressly contained in this MOU.

11. This MOU shall, in all respects, be interpreted, enforced, and governed under the laws of the State of New York. The parties agree that the language of this MOU shall, in all cases, be construed as a whole, according to its fair meaning, and not strictly for, or against, any of the Parties.

12. The Parties agree that should a court declare or determine that any provision of this MOU is illegal or invalid, the validity of the remaining parts, terms or provisions of this MOU will not be affected and any illegal or invalid part, term, or provision, will not be deemed to be a part of this MOU.

13. This MOU may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall be deemed one and the same instrument.

Notwithstanding anything herein to the contrary, in the event that Mr. Lerner, the other seller, or the third party investor does not enter into the Purchase Agreement on the date hereof, this MOU shall be automatically terminated and shall have no further force nor effect.

This MOU is confidential to the parties and is for the use of the Company’s management, Mr. Lerner and their respective advisors. Accordingly, the information contained in this document may not be disclosed to any third party or used to facilitate negotiations with any third party without the prior written consent of each of the Company and Mr. Lerner.

[Signature page follows]

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IN WITNESS WHEREOF, the undersigned have executed this MOU as of the date first set forth above.

PEERSTREAM, INC.

By:	/s/ Alexander Harrington
Name: Alexander Harrington
Title: Chief Executive Officer

CLIFFORD LERNER

By:	/s/ Clifford Lerner
Name: Clifford Lerner

Signature Page to

Confidential Memorandum of Understanding

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